UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

DEEP DOWN, INC.
(formerly Mediquip Holdings, Inc.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

24372A 107
(CUSIP Number)

ROBERT E. CHAMBERLAIN, JR.
DEEP DOWN, INC.
8827 W. SAM HOUSTON PARKWAY N., SUITE 100
HOUSTON, TX 77040
(281) 517-5000
(Name, Address, Telephone Number of Person Authorized
To Receive Notices and Communications)

April 17, 2009
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 24372A107 Page 2 of 5
1. Names of Reporting Persons. Robert E. Chamberlain, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds: SC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 26,108,375
8. Shared Voting Power 0
9. Sole Dispositive Power 26,108,375
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,108,375
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.5%
14. Type of Reporting Person IN

CUSIP No. 24372A107 Page 3 of 5

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D/A relates to the common shares, $.001 par value (the "Common Shares"), of Deep Down, Inc., a Nevada corporation, with principal executive offices located at 8827 W. Sam Houston Parkway N., Suite 100, Houston, Texas  77040.

ITEM 2. IDENTITY AND BACKGROUND

 (a)           Robert E. Chamberlain, Jr.

(b)           The business address of Mr. Chamberlain is 8827 W. Sam Houston Parkway N., Suite 100, Houston, Texas 77040.

(c)           Mr. Chamberlain’s present principal occupation is Chief Acquisitions Officer and Chairman of Deep Down, Inc.

(d)           During the last five years, Mr. Chamberlain has not been convicted in a criminal proceeding.

(e)           During the last five years, Mr. Chamberlain has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f)            Mr. Chamberlain is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective December 14, 2006, Deep Down, Inc., a Delaware corporation, (“Deep Down Delaware”) became a wholly-owned subsidiary of the Issuer, when it was acquired by Deep Down, Inc., a Nevada corporation, (“Deep Down Nevada” or the “Issuer”), which was formerly MediQuip Holdings, Inc.

At the effective time of the acquisition, every share of Deep Down Delaware’s issued and outstanding common shares was exchanged for common shares of the Issuer. As a result, Mr. Chamberlain acquired 25,000,000 of the Issuer’s common shares.

Prior to this transaction, Mr. Chamberlain owned 8,375 shares of common stock of the Issuer.

On February 14, 2008, Mr. Chamberlain received as compensation 350,000 shares of common stock of the Issuer.

On March 23, 2009, Mr. Chamberlain received as compensation 750,000 shares of common stock of the Issuer.

As a result, as of March 23, 2009, Mr. Chamberlain owns 26,108,375 shares of common stock of the Issuer.

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ITEM 4.  PURPOSE OF TRANSACTION

(a)           Mr. Chamberlain acquired 25,000,000 common shares of the Issuer in a common stock exchange when all of the shares of common stock he owned in Deep Down Delaware, was acquired by Deep Down Nevada, formerly MediQuip Holdings, Inc.

(b)           Concurrent with his acquisition of the common shares of the Issuer, Mr. Chamberlain became a Director of the Issuer.  Simultaneously with its acquisition of Deep Down Delaware, the Issuer divested itself of Westmeria Healthcare, Ltd, a wholly-owned subsidiary that provided outsourced labor to the healthcare community.

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)             Not applicable.

(g)            Not applicable.

(h)            Not applicable.

(i)             Not applicable.

(j)            Mr. Chamberlain, however, in his capacity as Chairman of the Board of Directors of the Issuer, will continually evaluate potential acquisition candidates, capital raising transactions and possible changes to the By-Laws on behalf of the Issuer to enhance and protect shareholder interests.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           The only interest in the securities of the Issuer which Mr. Chamberlain holds are the interests which have been described above in Item 1.  As of the date hereof, the Issuer has 179,700,630 common shares issued and outstanding.

(b)           Mr. Chamberlain has sole voting power and sole dispositive power over 26,108,375 common shares of the Issuer.  As a result, Mr. Chamberlain beneficially owns approximately 14.5% of the Issuer’s outstanding common shares.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 24372A107                                                                                                                                     Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I undersigned certify that the information set forth in this statement is true, complete and correct.

April 20, 2009
Date

/s/ Robert E. Chamberlain, Jr.
Signature

Robert E. Chamberlain, Jr., Chief Acquisitions Officer and Chairman
Name/Title